[Midstates Petroleum Company, Inc. Letterhead]

Via EDGAR and Federal Express

January 20, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6248

Re:	Midstates Petroleum Company, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 14, 2011

File No. 333-177966

Ladies and Gentlemen:

Set forth below are the responses of Midstates Petroleum Company, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2012, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on December 14, 2011, File No. 333-177966 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement. We are also concurrently providing certain information responsive to comment 9 and comment 10 in a separate letter to the Staff pursuant to a confidential treatment request.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Securities and Exchange Commission

January 20, 2012

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of comments 3, 4, 5, 7, 8, 9 and 19 in our letter dated December 9, 2011.

Response:

We acknowledge the Staff’s prior comment 3 and will undertake to file with future amendments to the Registration Statement all information that we are not entitled to omit under Rule 430A.

We further acknowledge the Staff’s prior comment 4 and will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. A subsequent filing relating to the Registration Statement was filed with FINRA on January 5, 2012. Counsel to the underwriters has confirmed to us that, prior to requesting accelerated effectiveness, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has cleared our filing.

We further acknowledge the Staff’s prior comment 5. The NYSE issued a clearance letter to us on December 29, 2011, and we submitted our initial listing application and the related documentation on January 17, 2012. The NYSE is currently reviewing our initial listing application. We have revised our disclosure in Amendment No. 2 to note that we have applied to list our common stock on the NYSE. Please read the cover, page 11 and page 128.

We further acknowledge the Staff’s prior comment 7 and will revise our disclosure to provide relevant updates as appropriate in this and future amendments.

We further acknowledge the Staff’s prior comment 8 and will undertake to file with future amendments to the Registration Statement all other omitted exhibits, including, without limitation, the legality opinion and lockup agreements. We will allow sufficient time for the Staff to review all exhibits and for us to respond to any comments that may result from the Staff’s review.

We further acknowledge the Staff’s prior comment 9 and will include an estimated price range in a future amendment to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

We further acknowledge the Staff’s prior comment 19 and have added the requested tabular disclosure on page 40. We will provide the estimated amounts of net proceeds we intend to allocate to each of the identified uses when the expected size of the offering is known, and no later than when we provide the price range for the offering.

Securities and Exchange Commission

January 20, 2012

Prospectus Summary, page 1

Strategically increase our acreage position, page 3

2. We note your statement, “Our current acreage position, including acreage under option, has captured 18 of these [geologic] structures.” Please amend your document to disclose the number of these structures that you have drilled and the results of this drilling.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to disclose the number of geologic structures that we have drilled and the results of this drilling. See pages 3, 69 and 73.

Risk Factors, page 17

3. We note your response to comment 18 in our letter dated December 9, 2011 that you enter into the referenced short-term contracts in the ordinary course of business. Please provide an analysis referring to Item 601(b)(10)(ii) of Regulation S-K as to why such agreements do not need to be filed.

Response:

We acknowledge the Staff’s comment and respectfully note that the Company does not believe that the referenced short-term contracts are required to be filed under Item 601(b)(10) of Regulation S-K. These agreements are of a type that is common throughout the oil and natural gas exploration and production industry. Thus, the Company believes that these agreements are ones that would “ordinarily accompan[y] the kind of business conducted” by the Company under Item 601(b)(10)(ii).

In addition, the Company does not believe that the referenced short-term contracts are contracts upon which its “business is substantially dependent” under Item 601(b)(10)(ii)(B). The agreements are terminable with 30 days notice to either party, and in the event that our agreement with any one counter-party was terminated, we believe that we would be able to secure transportation for our products on substantially similar economic terms.

For the reasons set forth above, the Company does not feel that it is required to file these agreements as exhibits to the Registration Statement.

Securities and Exchange Commission

January 20, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Our Expenses, page 47

Lease operating expenses, page 47

4. We note from your response to prior comment 25 that ad valorem taxes are included as a component of your disclosure of lease operating expense per Boe of production on page 76. However, Item 1204(b)(2) of Regulation S-K specifically requires exclusion of both ad valorem and severance taxes from this disclosure. Please revise your calculation and disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to exclude ad valorem taxes from the disclosure of lease operating expense per Boe of production. Ad valorem taxes are now included in a revised caption within the disclosure on pages 16 and 77, “Severance and ad valorem tax” per Boe of production.

Business, page 66

5. We note your statement, “In addition, we believe this [Wilcox] trend may further benefit from the application of horizontal drilling and completion techniques. We intend to test this concept by drilling our first horizontal well by the end of 2011.” Please amend your document to include the risks associated with your lack of horizontal drilling experience.

Response:

We acknowledge the Staff’s comment and have provided disclosure with respect to the risks associated with our lack of horizontal drilling experience. Please see page 22.

Production, Revenues and Price History, page 76

6. Please amend your document to disclose also the annual oil, natural gas and NGL production figures for all fields with 15% or more of your net proved reserves as listed on page 2. Refer to Item 1204(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have provided the annual oil, natural gas and NGL production figures for all fields with 15% or more of our net proved reserves in Amendment No. 2. Please see page 78.

Securities and Exchange Commission

January 20, 2012

Interim Financial Statements

Consolidated Balance Sheets, page F-3

7. We note your response to prior comment 31 and the related revisions to your filing. It appears that the amount presented as pro forma paid in capital is equal to members’ equity as of September 30, 2011. However, our prior comment requested that you provide pro forma disclosure on the face of your consolidated balance sheets to reflect the reclassification of undistributed earnings or losses to paid-in capital. Please confirm that members’ equity is equal to undistributed earnings or losses as of September 30, 2011 or revise this disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to reflect the unaudited pro forma amount of undistributed earnings that would be reclassified to paid-in capital upon the closing of the offering. Please read page F-3.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Pro Forma Financial Information, page F-11

8. We note your response to prior comment 32 provides a description of your basis for determining pro forma income tax expense. Please revise to disclose the statutory rate in effect during the periods for which the pro forma income statements are presented along with any adjustments made to calculate pro forma income tax expense (e.g., net operating loss carryovers).

Response:

We acknowledge the Staff’s comment and have revised our disclosure to provide the statutory rate in effect during the periods for which pro forma income statements are presented, as well as disclosure of any material adjustments made to those rates. Please read pages F-10 and F-39.

Note 11. Supplemental Oil and Gas Disclosures – unaudited, page F-22

9. You disclose “In 2010, the Company had net negative revisions of 2,346 MBoe [24% of beginning 2010 total proved reserves] primarily due to production performance...” Please explain to us the circumstances for this reduction and the steps you have taken to avoid further future negative reserve revisions.

Response:

We acknowledge the Staff’s comment and have submitted under separate cover, by letter dated January 20, 2012, a response and additional information responsive to the comment.

Securities and Exchange Commission

January 20, 2012

10. The volumetric exhibit you furnished to us for property “Proved Developed – Rank 1” presented an estimated ultimate recovery of 670 MBOE while the one line recap has that same property with an EUR of 953 MBOE. Please explain this difference to us. We may have further comment.

Response:

We acknowledge the Staff’s comment and have submitted under separate cover, by letter dated January 20, 2012, a response and additional information responsive to the comment.

Note 12. Subsequent Events, page F-28

Vesting of Restricted Stock, page F-28

11. We note your disclosures stating that you used a valuation firm to determine the fair market value of Midstates Petroleum Holdings, Inc.’s common stock. Given your references to the use of such experts, please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

Response:

We acknowledge the Staff’s comment and have deleted all references in the Registration Statement to the use of outside valuation firms. Please see page F-28.

Modifying the Repurchase Provisions, page F-28

12. We note that you terminated and amended certain agreements in December 2011, which resulted in a change to the accounting for your share-based compensation plan. Please provide us with a detailed discussion of the modifications made to these agreements and your analysis of the relevant accounting literature.

Securities and Exchange Commission

January 20, 2012

Response:

We acknowledge the Staff’s comments and respectfully direct the Staff’s attention to the Subsequent Events footnote beginning on page F-28, which we have copied below for your reference:

“Modifying the Repurchase Provisions

On December 5, 2011, Employment Agreements with employees of Subsidiary, a Stockholders’ Agreement by and among stockholders in Petroleum Inc. and a Unitholders’ Agreement by and among the members of the Company were either terminated or amended such that, following such terminations and amendments, no purchase option of Petroleum Inc. or the Company will be exercisable before 6 months and a day after the employee has been exposed to the risks and rewards of ownership of either the common stock of Petroleum Inc. or common units of the Company, and any such repurchase will be executed at fair value on the date of repurchase. The result of these terminations and amendments is a transition from liability accounting to equity accounting for the Company’s share-based compensation plan. To account for these as equity awards, the Company increased members’ equity by $22.4 million and decreased other long term liabilities by the same amount.”

Prior to December 5, 2011, the provisions of the various agreements governing equity awards granted to (or sold to) employees did not provide the employees with any right to demand cash settlement of the equity awards. However, such agreements did provide the Company and its affiliates with the right to repurchase the equity awards in certain defined circumstances (“call rights”). For example, in the event an employee resigned, vested shares could be called by the Company or its affiliates within a specified period of time (between 30 and 90 days) of resignation. The defined call price was equal to the fair value of the shares as of the end of the month immediately preceding the month in which the employee resigned.

ASC 718-10-25-9 states in part:

A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met:

a)	The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued. An employee begins to bear the risks and rewards normally associated with equity share ownership when all the requisite service has been rendered. A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that the event will occur within the reasonable period of time.

b)	It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.

For this purpose, a period of six months or more is a reasonable period of time.

The Company performed an analysis of the call rights pursuant to the above guidance. Based on the terms of the call rights, the Company determined that such rights could result in a repurchase price that did not represent fair value at the date of repurchase. Further, the call rights could result in a repurchase prior to the employee being exposed to the risks and rewards of ownership for a reasonable period of time. As a result, the Company concluded that condition (b) above was present, and accordingly the Company was required to account for its equity awards under a liability accounting model.

Securities and Exchange Commission

January 20, 2012

On December 5, 2011, the Company removed the call rights that resulted in liability accounting. Specifically, all call rights (except for repurchases in the event of employee misconduct, which would permit the Company to repurchase the awards at the lower of cost or market and effectively represent a forfeiture provision) were modified such that they are not exercisable until the employee has been exposed to the risks and rewards of ownership for a reasonable period of time (that is, more than six months). Further, the repurchase price would be determined based on the fair value of the underlying shares at the date the repurchase option is exercised. Accordingly, condition (b) above is no longer present.

All other terms of the awards remained unchanged.

ASC 718-20-55-137 provides the following example of a modification that results in the change in the classification of a liability award to an equity award:

On January 1, 20X6, Entity T modifies the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converts the award from a liability award to an equity award because Entity T no longer has an obligation to transfer cash to settle the arrangement. Entity T would compare the fair value of the instrument immediately before the modification to the fair value of the modified award and recognize any incremental compensation cost. Because the modification affects no other terms or conditions, the fair value, assumed to be $10 per stock appreciation right, is unchanged by the modification and, therefore, no incremental compensation cost is recognized. The modified award’s total fair value is $8,214,060. The modified award would be accounted for as an equity award from the date of modification with a fair value of $10 per share. Therefore, at the modification date, the entity would reclassify the liability of $2,738,020 recognized on December 31, 20X5, as additional paid-in capital. The related journal entry is as follows.

Based on this guidance, the Company adjusted the liability balance at December 5, 2011 to reflect the fair value of the awards at that date (with a corresponding adjustment to compensation expense). This liability was then reclassified to members’ equity.

Securities and Exchange Commission

January 20, 2012

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Restatement, page F-49

13. In consideration of your response to prior comment 43, please label each of your financial statements for the fiscal years ended December 31, 2010 and 2009 as “restated.”

Response:

We acknowledge the Staff’s comment and have labeled our financial statements for the fiscal years ended December 31, 2010 and 2009 as “restated.”

Compensation Discussion and Analysis, page 95

Bonuses, page 99

14. We note your response to comment 29 and reissue the comment in part. We note that your board elected to pay a portion of the annual bonuses at the 50% achievement level. We further note your disclosure that overachievement in respect of performance in one KPI may mitigate the underachievement in another KPI. In this regard, please disclose for each named executive officers the material contributions that were taken into account.

Response:

We acknowledge the Staff’s comment and note that the general individual performance metrics that are considered in determining the percentage of bonus to be paid are described under the heading “Individual Initiative” in the table on page 101. As disclosed on page 101, this determination is a holistic assessment of each individual’s performance and is highly qualitative and subjective. Accordingly, our board did not identify or review specific contributions for each executive officer when determining the amount of the bonus awards for 2011. As a result, we believe any further detail about specific contributions would suggest that our bonus program contained more objective elements than it actually did.

Securities and Exchange Commission

January 20, 2012

Executive Compensation, page 107

Summary Compensation Table, page 107

15. We note from your disclosure in footnote (2) that your named executive officers were granted Class A and Class B incentive units in the fiscal year ended December 31, 2011. Please clarify whether these incentive units are the same as those discussed on page F-20. In addition, please explain your statement that the “economics of incentive units are born entirely by our investor, First Reserve” (i.e., tell us whether these awards have any accounting impact on your financial statements).

Response:

We acknowledge the Staff’s comment and confirm that the Class A and Class B incentive units disclosed on footnote (2) to the Summary Compensation Table are the same incentive units discussed on page F-20. We have revised our disclosure on page F-20 to include a reference to Class A and Class B incentive units to clarify this issue.

The statement “the economics of incentive units are born entirely by our investor, First Reserve,” refers to the structure of the Class A and Class B incentive units held by members of our management. Management will only receive payments with respect to their incentive units if and when First Reserve achieves certain minimum return hurdles (defined as certain multiples of First Reserve’s capital contributions plus investment expenses) on its investment in the Company through the sale of its equity interests in the Company. If First Reserve’s minimum return hurdles are met, any payments to management with respect to their incentive units will be made by First Reserve from a portion of the proceeds above those minimum return hurdles received by First Reserve from the sale of its shares of Company common stock. The Company will not make any payments, and will not issue any new shares of common stock, with respect to the incentive units.

The accounting impact of these awards, if any, will only occur when First Reserve’s minimum return hurdles are exceeded and any payments to management with respect to their incentive units can be estimated. To date, no compensation expense related to these incentive units has been recognized by the Company, as the occurrence of a Vesting Event (as defined on page F-20) is not considered probable under ASC 450 and thus, the amount of any proceeds received by First Reserve above their minimum return hurdles cannot be predicted. In the event that any payments are ultimately made by First Reserve to members of management with respect to their incentive units, such amounts will be accounted for as a non-cash compensation expense in the Company’s financial statements with a corresponding credit to additional paid-in capital.

Securities and Exchange Commission

January 20, 2012

Certain Relationships and Related Party Transactions, page 112

16. Please include a description of the key terms of the conversion feature(s) of the redeemable convertible preferred units you intend to issue to your affiliate, First Reserve Management, LP, in the aggregate amount of $40 million.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to include a description of the key terms of the conversion feature(s) of the redeemable convertible preferred units that have been issued to an affiliate of First Reserve Management, LP. Please see page 20.

We advise the Staff that the Company intends to use a portion of the net proceeds of the offering to redeem the convertible preferred units and have revised the disclosure in Amendment No. 2 to indicate the same. Please see pages 10 and 40.

* * * * *

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

Midstates Petroleum Company, Inc.

By:	/s/ Thomas L. Mitchell
Thomas L. Mitchell
Executive Vice President and
Chief Financial Officer

Enclosures

Cc:	John P. Foley

David P. Oelman, Vinson & Elkins L.L.P.

Matthew R. Pacey, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Kelly B. Rose, Baker Botts L.L.P.